UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2002.

TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE

SECURITIES EXCHANGE ACT OF 1934

For the transition period from                      to

Commission file number 001-13643

THRIFT PLAN FOR EMPLOYEES OF ONEOK, INC.

AND SUBSIDIARIES

ONEOK, Inc.

100 West Fifth Street

Tulsa, Oklahoma 74103

REQUIRED INFORMATION

The following financial statements prepared in accordance with the financial reporting requirements of ERISA and exhibits are filed for the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries:

Financial Statements and Schedules

Independent Auditors’ Report

Statements of Net Assets Available for Benefits, December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits, Years Ended December 31, 2002 and 2001

Notes to Financial Statements, December 31, 2002 and 2001

Schedule H line 4i;—Schedule of Assets (Held at End of Year), December 31, 2002

Exhibits

23	–	Independent Auditors’ Consent

99.1	–	Certification of David L. Kyle pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	–	Certification of Jim Kneale pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries

ONEOK, INC.

Date:	June 26, 2003	By:	/s/ JIM KNEALE
Jim Kneale Senior Vice President, Treasurer and Chief Financial Officer (Principal Financial Officer)

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Financial Statements and Supplemental Schedule

December 31, 2002 and 2001

(With Independent Auditors’ Report Thereon)

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

TABLE OF CONTENTS

Independent Auditors’ Report

Financial Statements:

Statements of Net Assets Available for Benefits—December 31, 2002 and 2001

Statements of Changes in Net Assets Available for Benefits—Years ended December 31, 2002 and 2001

Notes to Financial Statements

Schedule

1 Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

All other schedules required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974 are omitted as they are inapplicable or not required.

Independent Auditors’ Report

The Administrative Committee

Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries:

We have audited the accompanying statements of net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the related statements of changes in net assets available for benefits for the years ended December 31, 2002 and 2001. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries as of December 31, 2002 and 2001, and the changes in net assets available for benefits for the years ended December 31, 2002 and 2001, in conformity with accounting principles generally accepted in the United States of America.

Our audits were made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule included herein is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/    KPMG, LLP

Tulsa, Oklahoma

June 13, 2003

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Statements of Net Assets Available for Benefits

December 31, 2002 and 2001

(In thousands)

	2002	2001
Investments, at fair value:
Money market funds	$28,936	23,739
Mutual funds	139,808	161,790
Guaranteed Investment Contracts	14,079	15,986
Government securities	589	598
Common stock of ONEOK, Inc.	123,918	123,373
Common stock of Western Resources, Inc.	1,417	3,059
Participant loans	16,447	15,265

	$325,194	343,810

See accompanying notes to financial statements.

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Statements of Changes in Net Assets Available for Benefits

Years Ended December 31, 2002 and 2001

(In thousands)

	2002	2001
Investment income (loss):
Net depreciation in fair value of investments	$(26,101)	(57,017)
Dividends	7,306	8,344
Interest	1,127	1,368

Net investment loss	(17,668)	(47,305)
Contributions:
Employee	13,574	14,820
Employer	8,746	8,273
Rollover	540	768

	22,860	23,861
Withdrawals by participants	(23,808)	(27,150)

Net decrease in net assets available for benefits	(18,616)	(50,594)
Net assets available for benefits, beginning of period	343,810	394,404

Net assets available for benefits, end of period	$325,194	343,810

See accompanying notes to financial statements.

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Notes to Financial Statements

December 31, 2002 and 2001

(1)	Description of Plan

A brief description of the Thrift Plan for Employees of ONEOK, Inc. and Subsidiaries (the Plan) follows and is provided for general information only. Participants should refer to the full text of the Plan for more complete information.

(a)	General

The Plan is a defined contribution plan which covers substantially all employees of ONEOK, Inc. and Subsidiaries (the Company) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA).

(b)	Participation and Contributions

An employee may begin participation on the first day of the month following employment. Participants may make pre-tax deferrals of any whole percentage of up to a maximum of 14% of his or her basic compensation if certain deferral limitations are not exceeded. Participants may make after-tax deposits of any whole percentage of their basic compensation up to a maximum of 6% as long as the total of pre-tax deferrals and after-tax deposits does not exceed 18%.

After one year of service, the Company will match 100% of pre-tax deferrals and after-tax deposits, up to a maximum of 6% for participants not covered by a collective bargaining agreement. For employees covered by a collective bargaining agreement, the Company will match 75% of pre-tax deferrals and after-tax deposits up to a maximum of 6%. The combined total of pre-tax deferrals, after-tax deposits, and Company matching contributions cannot exceed the lesser of $40,000 or 100% of the participant’s annual compensation.

The Plan contains a Power of Choice feature for dividends paid on the ONEOK, Inc. common stock. Participants holding ONEOK, Inc. common stock have the option to receive 100% of the dividend in cash, receive 50% of the dividend in cash and 50% of the dividend reinvested in ONEOK, Inc. common stock, or reinvest 100% of the dividend in ONEOK, Inc. common stock. Dividends reinvested are considered pre-tax contributions, but are not subject to the IRS or Plan limits.

(2)	Summary of Significant Accounting Policies

(a)	Basis of Presentation

The accompanying financial statements of the Plan have been prepared on an accrual basis of accounting.

(b)	Investments

Investments in the Guaranteed Investment Contract Funds are stated at cost, which approximates market value. All other investments are stated at fair value based on the current market value of the respective investments at the end of the year. All investments are held by Bank of Oklahoma, N.A., as Trustee. When available, current market value is determined based on published market quotes and trading activity of the underlying investment securities.

(Continued)

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Notes to Financial Statements

December 31, 2002 and 2001

(c)	Gains and Losses from Sale of Investments

Gains and losses resulting from the sale of investments are differences between the average cost of specific investments sold and proceeds received. Transactions are recorded on a trade date basis.

(d)	Administrative Costs

The Company pays all costs and expenses for administering the Plan, including expenses of the Committee and fees and expenses of the Trustee, except for brokerages, commissions, investment management fees, and transfer taxes applicable to investment of securities or investments acquired or sold for a participant’s account, and loan origination fees.

(e)	Payment of Benefits

Benefits or withdrawals are recorded when paid.

(f)	Income Taxes

The Plan is a qualified plan under Section 401(a) of the Internal Revenue Code of 1986 (the Code) the trust of which is exempt from federal income tax under the provisions of Section 501(a) of the Code. The Plan has received a favorable determination letter from the Internal Revenue Service dated November 4, 2002 stating that the Plan was in compliance with the applicable requirements of the Code, including the contemplated plan amendment discussed in Note 5. The Company believes that the Plan is currently designed and being operated within the applicable requirements of the Code.

(g)	Cash and Cash Equivalents

Cash equivalents are invested in shares of the American Performance U.S. Treasury Fund.

(h)	Use of Estimates

The preparation of these financial statements in conformity with accounting principles generally accepted in the United States of America requires a number of estimates and assumptions by the Plan Administrator relating to the reporting of assets and liabilities and the disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(3)	Investment of Funds

The participants have the right to designate investment of their account balances, including their contributions and deferrals and the Company’s matching contributions. Investment options are changed from time to time by the administrative committee of the Plan. Currently, funds may be designated among the following investment options:

American Performance U.S. Treasury Fund – Invests primarily in U. S. Treasury bills, notes, and other obligations backed by the full faith and credit of the U.S. Government.

(Continued)

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Notes to Financial Statements

December 31, 2002 and 2001

Ariel Growth Fund – Invests primarily in common stocks of undervalued companies, with an emphasis on small and medium cap stocks.

ONEOK, Inc.Common Stock Fund – Seeks to provide the potential for long-term growth by investing in the common stock of ONEOK, Inc.

PIMCO Total Return Fund – Invests primarily in actively managed portfolio of U. S. Government bonds, corporate bonds, mortgage-backed securities and bonds of non-U.S. issuers.

Putnam International Growth Fund – Invests primarily in stock of high-quality, seasoned companies based outside the United States.

Vanguard PRIMECAP Fund – Invests primarily in stocks of companies with above-average prospects for continued earnings growth, strong industry positions, and skilled management teams.

Vanguard Windsor Fund – Invests primarily in common stocks of undervalued companies.

Vanguard Asset Allocation Fund – Invests primarily in common stocks, long-term U.S. Treasury bonds, and money market instruments.

Vanguard Institutional Index Fund – Invests in the 500 securities included in the Standard & Poor’s 500 Index attempting to match the performance of the widely followed Index.

The following funds are frozen and no new monies may be added.

SEI Stable Asset Fund – Invests primarily in highly rated Guaranteed Investment Contracts purchased from insurance companies, other financial institutions, or that are guaranteed by the U.S. Government or its agencies.

Federated Capital Preservation Fund – Seeks to provide a high level of income and a stable unit value of $1 by investing in investment contracts issued by life insurance companies and commercial banks, as well as other similar types of fixed principal investments.

Series “E” and “EE” Savings Bonds – Invests in Series “E” and “EE” savings bonds backed by the full faith and credit of the U.S. Government.

Western Resources, Inc. Common Stock Fund – Seeks to provide the potential for long-term growth by investing in the common stock of Western Resources, Inc. All dividends from this fund are invested in the American Performance U. S. Treasury Fund.

If no investment option is elected by the participant, the funds are invested in the American Performance U.S. Treasury Fund. Participants may direct the investment of their account balances to more than one option. However, the minimum investment that can be directed to any one option is 1%.

The participants may direct the sale or other disposition of securities in their account and may change their investment instructions to the Trustee on a daily basis. Neither the Company nor the Trustee guarantees

(Continued)

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Notes to Financial Statements

December 31, 2002 and 2001

the value of the investments nor do they indemnify any employee against any loss that may result from such investments.

All interest, dividends, and other income received by the Trustee and all gains and losses from the sale of securities are credited or charged to the respective participant’s account. The cost charged to a participant’s account for securities purchased is the average cost for all such securities purchased during the month. Brokerage commissions, transfer taxes, and other charges and expenses in connection with the purchase or sale of securities are added to the cost of the securities purchased or deducted from the proceeds of the sale.

Company contributions to the account of a participant and any income and earnings are immediately vested upon receipt by the Trustee (subject to subsequent loss through decline in value of investments). Upon termination of the Plan, each of the participants will receive distribution of the entire balance of their account.

Participants may borrow from the Plan pursuant to Section 408(b)(1) of the ERISA, as amended. A participant may borrow a minimum of $1,000 with a maximum amount not to exceed $50,000 or 50% of the non-forfeitable accrued benefit of the participant, whichever is less. The plan allows two outstanding loans from a participant’s account at any time. Participant loans are stated at cost which represents estimated market value.

(Continued)

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Notes to Financial Statements

December 31, 2002 and 2001

(4)	Investments

The following table presents the fair values of individual investments at December 31, 2002 and 2001 (in thousands):

	2002	2001
American Performance U. S. Treasury Fund	$28,936	23,739
American Performance Bond Fund	—	6,322
Ariel Growth Fund	13,467	10,678
Putnam International Growth Fund	4,640	5,063
Vanguard Primecap Fund	34,501	46,121
Vanguard Windsor Fund	28,498	36,534
Vanguard Asset Allocation Fund	12,115	15,225
Vanguard Institutional Index Fund	29,195	36,692
SEI Stable Asset Fund	5,241	5,150
PIMCO Total Return Fund	12,151	5
Federated Capital Preservation Fund	14,079	15,986
United States Government Series “E” and “EE” Bonds	589	598
ONEOK, Inc. Common Stock	123,918	123,373
Western Resources, Inc. Common Stock	1,417	3,059
Participant loans	16,447	15,265

	$325,194	343,810

The following schedule presents the net appreciation (depreciation) in fair value for each significant class of investment for the years ended December 31, 2002 and 2001 (in thousands):

	2002	2001
Common stock	$7,135	(44,449)
Mutual Funds	(33,236)	(12,568)

	$(26,101)	(57,017)

(5)	Subsequent Event

The Plan was amended and restated effective January 1, 2003. The restatement was necessary to adopt the amendments proposed by the Plan sponsor to ensure continued regulatory compliance and favorable tax status. The Plan received a favorable determination letter from the Internal Revenue Service dated November 4, 2002 stating that the Plan, as designed with the proposed amendments (which were adopted in the amendment and restatement effective January 1, 2003), was in compliance with the applicable requirements of the Code.

Schedule 1

THRIFT PLAN FOR EMPLOYEES OF

ONEOK, INC. AND SUBSIDIARIES

Schedule H, Line 4i—Schedule of Assets (Held at End of Year)

December 31, 2002

(In thousands)

Column (a)	Column (b)	Column (c)	Column (d)	Column (e)
Party-in- Interest Identification	Identity of Issue, Borrower, Lessor, or Similar Party	Description of Investment Including Maturity Date, Rate of Interest, Par or Maturity Value	Cost	Current Value
*	American Performance U.S.TreasuryFund	Money Market Fund	$28,923	28,936
	Ariel Growth Fund	Mutual Fund	14,076	13,467
	Putnam International Growth Fund	Mutual Fund	6,505	4,640
	Vanguard PRIMECAP Fund	Mutual Fund	49,495	34,501
	Vanguard Windsor Fund	Mutual Fund	36,773	28,498
	Vanguard Asset Allocation Fund	Mutual Fund	14,345	12,115
	Vanguard Institutional Index Fund	Mutual Fund	42,609	29,195
	SEI Stable Asset Fund	Mutual Fund	5,219	5,241
	PIMCO Total Return Fund	Mutual Fund	12,047	12,151
	Federated Capital Preservation Fund	Guaranteed Investment Contracts	14,023	14,079
	Series “E” Bonds	U.S. Government securities	37	210
	Series “EE” Bonds	U.S. Government securities	122	379
*	ONEOK, Inc.	Common stock without par value	101,759	123,918
*	Western Resources, Inc.	Common stock without par value	4,618	1,417
*	Participant loans	Participant loans at varying interest rates and maturity dates		16,447

				$325,194

*	Party-in-interest

See accompanying independent auditors’ report and notes to the financial statements.

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT

23	Independent Auditors’ Consent

99.1	Certification of David L. Kyle pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

99.2	Certification of Jim Kneale pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.